KWESST Generated New European Opportunities with Military and Major
Defense Industry Suppliers at Future Soldier Technology Conference and
Industry Meetings in United Kingdom

Company plans comprehensive update on global opportunities and progress before
Annual General Meeting scheduled for March 31, 2023

March 17th, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62UA) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today reported on the highlights of its presentation at the Future Soldier Technology conference (the "Conference") and its subsequent meetings with military agencies and major defense contractors in the United Kingdom (UK), March 6th - 14th 2023.

KWESST presented its digitization and counter-threat capabilities to more than a dozen European countries at the Future Soldier Technology conference March 6th-8th in London, UK, the largest gathering of its kind focused on soldier modernization.

Following the Conference, the Company was invited to meet over several days with various military end-users and defense manufacturers for separate briefings and to discuss specific projects which the Company believes could translate into additional business in 2023.

KWESST's Executive Chairman, David Luxton, who led the Company delegation commented, "The standout feature of the Conference and these meetings was the commonality and pace at which all countries are seeking to achieve digitization of soldier systems and counter-threat solutions directly aligned with our offerings.  The European focus is clearly converging on the use of digital technology to make the soldier safer and more effective on the modern battlefield.  As well, at the Conference threats like lasers and electronic detection were forecast to worsen and become a persistent feature of modern warfare."

Virtually every country at the Conference spoke of accelerating the roll-out of soldier modernization as a high priority, and to do so in small, iterative phases in a learn-as-you-go approach.  "These kinds of projects play directly to our sweet spot," said Luxton, "which is to provide customers with meaningful incremental capability today, leading to larger scale capability tomorrow."  He added, "We're excited not only at the prospects with European military customers but also with defense companies we met with who expressed interest in our laser defense and electronic decoy technology.  One such company is already a partner in an initial contract we are fulfilling for a NATO military customer. We will now be pursuing additional opportunities which could include potential license and supply of these technologies."

Specific areas of interest and opportunity pursuit include:

  Real-time situational awareness for "dismounted" soldiers (soldiers on foot or on and off vehicles in the course of a mission) using KWESST's smart app "TASCS" integrated into the ATAK Battlefield Management System ("BMS").
  Integration of disparate communications systems into a common system and ATAK to create smaller distributed military headquarters connected to each other vs. the traditional single large headquarters, in order to reduce exposure to enemy action, something that is emerging as a common requirement for a number of NATO countries.
  Extension of KWESST's TASCS system from personnel to weapon systems like mortars (and others), which transforms them into smart modern precision weapons that receive targeting information digitally directly to the weapon platform, similar to a project KWESST has already done for a major U.S. military customer and known as Integrated Fires Module ("IFM").
  Integration of KWESST's Battlefield Laser Defense System ("BLDS") into third-party electro-optical sensors on armoured vehicles.
  Evaluation of the KWESST PhantomTM electronic decoy and electronic warfare training device.

While in the UK, KWESST also took the opportunity to follow up with a UK government agency that had previously expressed interest in the Company's non-lethal PARA OPS technology.  KWESST expects to shortly confirm the appointment of a leading UK representative organization for this product line and to ship first samples for evaluation.

The Company noted that it plans to provide a comprehensive update on global opportunities and progress in advance of its Annual General Meeting ("AGM") of shareholders scheduled for March 31st, 2023.

To learn more about KWESST, watch an interview with the Company's Executive Chairman at: https://youtu.be/jLe6cjRhXD4

About KWESST
KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems designed to meet the requirements of military and security forces for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense.  KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrated seamlessly with OEM products and battlefield management systems including ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com

Contact: Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941
Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:
Dave Gentry, CEO
RedChip Companies
1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements
This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: participation in tradeshows, conferences and events, participation in meetings with industry partners and the outcomes of such meetings, interest in our products and expected orders from overseas. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators and the SEC; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.